Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) is limited to matters that, in the opinion of management of Meridian Gold Inc. (“Meridian Gold”, “We” or the “Company”), are material, and represents management’s knowledge through October 22, 2007. This MD&A should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2006 and the unaudited interim consolidated financial statements and related notes for the three and nine month periods ended September 30, 2007. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reports in United States Dollars (“USD”).

OPERATIONS

Net earnings (loss) fell short of expectations due to significant defense costs associated with the offer by Yamana Gold Inc. during the third quarter ($30 million), and the timing of metal sales. Had the company shipped all its metal produced and not incurred the defense cost net earnings would have exceeded the internal estimates due to increased production and favorable metal pricing.

The tables on the following page reflect operating statistics for each of the Company’s mines that are in commercial production for the three and nine month periods ended September 30, 2007 together with comparable prior year amounts.

	Summary of Operating Results
	Three months ended September 30,
	2007				2006
		Minera				Minera
	El Penon	Florida (2)	Rossi (3)	Total	El Penon	Florida (2)	Rossi (3)	Total
Gold production ( 000's ounces)	59.0	15.2	4.1	78.3	53.7	20.5	-	74.2
Silver production (000's ounces)	2,168	45	7	2,220	1,461	60	-	1,521
Zinc production (tonnes)	-	801	-	801	-	1,012	-	1,012
Gold equivalent production (000's ounces)	100.2	16.1	4.3	120.6	81.2	21.6	-	102.8
Tonnes ore mined (thousands)	254	105	16	375	199	106	-	305
Mill tonnes processed (thousands)	263	107	11	381	235	109	-	344
Gold grade (grams/tonne)	7.4	5.5	13.2	n/a	7.4	7.2	-	n/a
Silver grade (grams/tonne)	280	19	31	n/a	210	24	-	n/a
Net cash cost of production per gold ounce (1)	$(39)	$379	$494	$66	$-	239	-	$66
Total net cost of production per gold ounce (1)	$36	$647	$626	$181	$86	420	-	$178
Cash cost of production per gold equivalent ounce (1)	$244	$394	$500	$271	$204	259	-	$216
Total production cost per gold equivalent ounce (1)	$282	$655	$619	$343	$261	431	-	$297
Co-product cost per gold ounce(1)	$241	$392	$500	$248	$204	258	-	$215
Co-product cost per silver ounce(1)	$4	$8	$9	$5	$4	5	-	$4

	Summary of Operating Results
	Nine months ended September 30,
	2007				2006
		Minera				Minera
	El Penon	Florida (2)	Rossi (3)	Total	El Penon	Florida (2)	Rossi (3)	Total
Gold production (000's ounces)	175.4	47.2	7.0	229.6	179.8	20.5	-	200.3
Silver production (000's ounces)	5,850	240	10	6,100	5,167	60	-	5,227
Zinc production (tonnes)	-	2,617	-	2,617	-	1,012	-	1,012
Gold equivalent production (000's ounces)	289.0	51.9	7.2	348.1	276.1	21.6	-	297.7
Tonnes ore mined (thousands)	720	321	22	1,063	645	106	-	751
Mill tonnes processed (thousands)	738	319	17	1,074	695	109	-	804
Avg. milled gold grade(grams/tonne)	7.8	5.7	14.6	n/a	8.4	7.2	-	n/a
Avg. milled silver grade (grams/tonne)	269	35	33	n/a	249	24	-	n/a
Net cash cost of production per gold ounce (1)	$(80)	$188	$424	$(8)	$(64)	$239	$-	$(33)
Total net cost of production per gold ounce (1)	$(13)	$476	$541	$107	$17	$420	$-	$58
Cash cost of production per gold equivalent ounce (1)	$203	$232	$431	$212	$163	$259	$-	$170
Total production cost per gold equivalent ounce (1)	$245	$506	$539	$288	$215	$431	$-	$231
Co-product cost per gold ounce (1)	$203	$231	$431	$243	$162	$258	$-	$171
Co-product cost per silver ounce (1)	$4	$5	$8	$4	$3	$5	$-	$3

Notes
1
Net cash cost of production per gold ounce, total net cost of production per gold ounce, cash cost of production per gold equivalent ounce, total production cost per gold equivalent ounce, and co-product cost per gold/silver ounce are non-GAAP measures.  See the section on “Non-GAAP Measures” in this MD&A.

2
The Company acquired Minera Florida and its earnings are included in the Company’s statement of operations beginning July 1, 2006. Accordingly, historical comparisons of the Minera Florida mine for the nine month period ended September 30, 2006 include operational statistics for the three month period then ended.

3	The amounts for Rossi represent Meridian’s share of the 40% interest in a joint venture with Barrick Gold Corporation. The Rossi mine began commercial production in April 2007.

El Peñón

Ore tonnes mined increased approximately 55,000 tonnes to 253,700 tonnes and 75,000 tonnes to 719,500 tonnes for the third quarter and first nine months of 2007, respectively, compared to the same periods in 2006.  The daily extraction rate, which includes ore, development and non-mineralized material, increased by approximately 1,360 tonnes to 6,110 tonnes per day and 935 tonnes to 5,985 tonnes per day for the third quarter and first nine months of 2007, respectively, compared to the same periods in 2006. The production increase stems from expansion projects the Company initiated at the end of 2006 and the commencement of production from Fortuna.

Mill throughput at El Peñón for the third quarter of 2007 increased compared to the third quarter of 2006 as the capital projects were completed and the mill processing was further optimized. The average production for the third quarter was 2,863 tonnes per day, the highest per day average yet at El Peñón. The remaining plant expansion projects continued to advance toward increasing mill capacity to beyond 2,800 tonnes per day on a sustainable basis. The remaining projects are scheduled for completion during the fourth quarter 2007.

Gold production during the third quarter increased by 5,300 ounces due to increased throughput. Gold production during the first nine months of 2007 decreased by 4,400 ounces compared to the same period in 2006, which was primarily attributable to a reduction in grade of mined ore to levels close to the average grade for the reserve.  Silver production increased by 707,000 ounces and 684,000 ounces for the third quarter and first nine months of 2007, respectively, compared to the same periods of 2006. The increase in silver production was due to increased mill throughput and higher grades of ore milled primarily in the third quarter.

The decreases in net cash cost of production per gold ounce to ($39), including by-product credits, and total net production costs per gold ounce to $36 at El Peñón for the third quarter 2007 compared to the same period in 2006 were the result of higher silver prices, partially offset by higher costs related to higher reagent and commodities prices. The increase in cash cost of production per gold equivalent ounce and total cost of production per gold equivalent ounce was the result of higher costs for maintenance, energy, reagents, and commodity prices. The Company has historically maintained minimal amounts of finished goods inventory of gold and silver. On September 30, 2007, the Company’s finished goods inventory at El Peñón consisted of approximately 5,300 ounces of gold and 185,000 of ounces of silver, which was higher than normal. (The measurements for net cash cost of production per gold ounce, total net production cost per gold ounce, cash cost of production per gold equivalent ounce, total cost of production per gold equivalent ounce, and co-product cost per gold/silver ounce are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of management’s discussion and analysis section of this report).

Minera Florida

Meridian Gold exercised its purchase option agreement and took control of Minera Florida as of July 1, 2006. Accordingly, historical comparisons of the Minera Florida mine for the nine month period ending September 30, 2006 include operations data for the three month period ended September 30, 2006.

During the quarter a significant amount of infill drilling was performed on various ore bodies in the Minera Florida district. This work is focused on constructing exploration drifts and drilling in order to convert measured, indicated and inferred resources to proven and probable reserves by year-end.

The mine is currently sourcing underground ore principally from the Pedro Valencia, Millenium, and Berta veins. 104,600 and 320,100 tonnes of ore were mined during the third quarter and first nine months of 2007, respectively. This production resulted in an average production rate of 1,140 tonnes of ore per day in the third quarter of 2007.

The plant processed 107,000 and 319,000 tonnes of ore in the third quarter and first nine months of 2007, respectively, resulting in production of 15,200 ounces of gold, 45,000 ounces of silver and 801 tonnes of zinc for the third quarter of 2007 and 47,200 ounces of gold, 240,000 ounces of silver and 2,617 tonnes of zinc for the first nine months of 2007. Gold and silver production in the third quarter of 2007 decreased by 5,300 and 15,000 ounces, respectively compared to the same period of 2006. The decrease in gold and silver production was primarily due to a reduction in grade of mined ore to levels close to the average for the reserve.

The increase in net cash cost of production per gold ounce to $379 and $239 for the third quarter and first nine months of 2007, respectively, was attributable to the reduction in grade of mined ore as described above and a delay in shipping zinc for the third quarter. If the Company had shipped the zinc produced in the third quarter, net cash cost of production would have been more in line with recent operating history. (The measurements for net cash cost of production per gold ounce, total net production cost per gold ounce, cash cost of production per gold equivalent ounce, total cost of production per gold equivalent ounce, and co-product cost per gold/silver ounce are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of management’s discussion and analysis section of this report).

Rossi/Storm

Commercial production at the Rossi/Storm mine, a 40% owned joint venture with Barrick Exploration, commenced in the second quarter. The Company’s share of ore tonnes mined was 16,000 and 22,000 tonnes for the third quarter and first nine months of 2007, respectively. The Company’s share of mill tonnes processed was 11,000 and 17,000 for the third quarter and first nine months of 2007, respectively. The Company’s share of the above production resulted in 4,100 ounces of gold and 7,000 ounces of silver for the third quarter of 2007 and 7,000 ounces of gold and 10,000 ounces of silver for the first nine months of 2007.  The increase in net cash cost of production per gold ounce from $322 to $494 per ounce was primarily due to a significant reduction in the gold grade of ore mined during the third quarter to levels two grams per tonne below the reserve average. The joint venture has recently implemented a definition drilling program to better define the ore body and enhance the ore grade. (The measurements for net cash cost of production per gold ounce, total net production cost per gold ounce, cash cost of production per gold equivalent ounce, total cost of production per gold equivalent ounce, and co-product cost per gold/silver ounce are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of management’s discussion and analysis section of this report).

FINANCIAL RESULTS

The table below reflects precious metal sales for the three and nine month periods ended September 30, 2007 and comparable information for the same periods in 2006.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Gold sold (000's ounces)	75.0	72.5	222.7	196.0
Silver sold (000's ounces)	2,135	1,483	5,901	5,101
Zinc sold (tonnes)	-	-	2,106	-
Realized gold price ($/ounce)	$669	$616	$661	$598
Realized silver price ($/ounce)	$12.73	$11.61	$12.85	$11.19
Realized zinc price ($/tonne)	$-	$-	$3,390	$-

Three Month Period Ended September 30, 2007 Compared with the Three Month Period Ended September 30, 2006

Revenue. Revenue increased $14.7 million, or 24%, to $76.9 million in the third quarter of 2007 compared to $62.2 million in the third quarter of 2006. The increase in revenue is primarily attributable to additional gold and silver ounces sold together with increased average realized metals prices. $2.8 million of the above increase was the result of the inclusion of the Company’s share of revenues from the Rossi joint venture, which began commercial production in April of 2007. The Company did not ship zinc during the third quarter of 2007. Additionally, as described in “operations” of this Management’s Discussion and Analysis, the El Peñón mine finished goods inventory consisted of approximately 5,300 ounces of gold and 185,000 ounces of silver. The sale of the above zinc and precious metals inventory will be reflected in the coming quarter’s revenue.

Cost of sales before depreciation, depletion and amortization. In the third quarter of 2007, cost of sales amounted to $31.1 million, an increase of $8.0 million compared to cost of sales in the third quarter of 2006 of $23.1 million. $2.1 million of the increase was attributable to the Company’s share of cost of sales of the Rossi joint venture, which began commercial production in April 2007. The remaining increase is due to a 28% increase in ore tonnes mined and a 12% increase in ore tonnes processed at El Peñón together with increased electricity costs and $1.1 million of higher costs paid to the mine’s subcontractor in settlement of a labor dispute with the subcontractor’s unionized employees, which was partially offset by a slight reduction in total mining and ore processing costs at Minera Florida.

Depreciation, depletion, and amortization. Depreciation, depletion and amortization increased $0.3 million in the third quarter of 2007 to $8.8 million compared to the same period in 2006, reflecting the additional charges from the Rossi joint venture of $0.5 million and $0.3 million from the Minera Florida mine, partially offset by decreased depreciation costs at the El Peñón mine due to a significant portion of the plant assets being fully depreciated as of year end 2006.

Exploration. Exploration expense in the third quarter of 2007 was $9.7 million compared to $6.2 million for the same period in 2006.  The increased spending for the third quarter of 2007 compared to the comparable period in 2006 is largely due to increased exploration at the Mercedes property in Mexico and in the new discoveries at our flagship El Peñón mine.

Selling, general, and administrative. Selling, general and administrative expenses were $4.8 million lower in the third quarter of 2007 compared to the same period in 2006. The third quarter decrease is attributable to $5.5 million in costs for incentive payments, restricted and share option awards associated with the retirement of the Company’s CEO and costs associated with the hiring of a new CEO, which were incurred in the third quarter of 2006 and which did not recur in the third quarter of 2007. The above decrease was partially offset by increased employee headcount, higher salary and related employee costs, and increased spending aimed at achieving the Company’s strategic goals in the 2007 period.

Other expense (income). Other expense for the third quarter of 2007 was $0.2 million lower than the comparable amount in 2006 primarily due to third quarter 2007 marked-to-market gains related to the zinc forward sales contracts entered into during the fourth quarter of 2006.

Earnings from operations. Due to the factors described above, we reported earnings from operations of $21.8 million in the third quarter of 2007 compared to $13.9 million for the third quarter of 2006.

Interest income, net: Interest income, net of interest expense was $1.0 million lower in the third quarter of 2007 compared to the third quarter of 2006. The decrease was attributable to lower amounts invested in the third quarter of 2007 and $0.5 million of commitment fees and amortization of deferred financing costs related to the new credit facility.

Gain on sale of assets: Gain on sale of assets for the third quarter of 2007 was $0.1 million with no amount from the same period in 2006.

Other income (expense): The Company incurred $30.0 million in investment banking and legal fees relating to its review, evaluation, and response to an offer by Yamana Gold Inc. (Yamana) to acquire all of the outstanding shares of Meridian Gold Inc. during the third quarter of 2007. During the fourth quarter the Company expects to incur $9.0 million of additional investment banking and legal fees. See Note 13 to the Interim Consolidated Financial Statements for further information relating to other costs the Company expects to incur based upon a successful completion of the Yamana offer.

Income tax expense. Income tax expense in the third quarter of 2007 was $4.4 million lower than the third quarter of 2006. Although the Company had a pre-tax loss of $6.5 million, it did not obtain a tax benefit from $30.0 million of other non-operating expenses it incurred in its review, evaluation, and response to the Yamana offer as described in the section above.

Net earnings (loss). For the reasons described above, the Company reported a net loss of $12.9 million in the third quarter of 2007 compared to net earnings of $5.7 million for the same period in 2006.  As described in “Revenue” and “Other income (expense)” above, had the Company shipped zinc from its Minera Florida mine, its finished goods inventory at the El Peñón mine, net of the related cost of this inventory, and had the Company not incurred $30.0 million of defense costs, earnings would have been in line with internal budget estimates due to increased metal production and favorable pricing.

Nine Month Period Ended September 30, 2007 Compared with the Nine Month Period Ended September 30, 2006

Revenue. Revenue increased $52.6 million, or 30%, to $227.6 million in the first nine months of 2007 compared to $175.0 million in the first nine months in 2006. $28.8 million of the increase was attributable to revenues from the Mineral Florida mine for the first half of 2007 with no comparable amounts from the same period of 2006. An additional $4.6 million of the increase resulted from the inclusion of the Company’s share of revenues from the Rossi joint venture, which began commercial production in April of 2007. The remaining increase in revenue was attributable to additional gold and silver ounces sold and higher realized prices for both gold and silver sales, which was partially offset by reduced sales of gold ounces from the El Peñón mine. The decrease in metal sales from the El Peñón mine was the result of lower gold ore grades processed in the first nine months of 2007 compared to the same period in 2006.  As described in “Revenue” for the three month period ended September 30, 2007 compared with the three month period ended September 30, 2006 in Management’s Discussion and Analysis, the Company did not ship zinc during the third quarter and its finished goods inventory was higher than normal levels. The sale of the above zinc and precious metals inventory will be reflected in the coming quarter’s revenue.

Cost of sales before depreciation, depletion and amortization. In the first nine months of 2007, cost of sales amounted to $79.4 million, an increase of $26.8 million compared to cost of sales in the same period in 2006 of $52.6 million. $11.1 million of the increase in cost of sales is due to costs related to the Minera Florida mine in the first half of 2007 with no comparable amounts from the same period of 2006.  $2.9 million of the increase was attributable to the Company’s share of cost of sales of the Rossi joint venture, which began commercial production in April 2007. The remaining increase is due to a 12% increase in ore tonnes mined and a 6% increase in ore tonnes processed at El Peñón together with increased electricity costs and $1.1 million of higher costs paid to the mine’s subcontractor in settlement of a labor dispute with the subcontractor’s unionized employees.

Depreciation, depletion, and amortization. Depreciation, depletion and amortization increased $7.4 million in the first nine months of 2007 to $25.9 million. The increase was the result of charges from the Minera Florida mine of $9.4 million during the first half of 2007 with no comparable amounts for the same period in 2006 and $0.8 million of charges from the Rossi joint venture, which was offset by decreased depreciation costs at the El Peñón mine due to a significant portion of the plant assets being fully depreciated as of year end 2006.

Exploration. Exploration expense in the first nine months of 2007 was $25.1 million compared to $18.0 million for the same period in 2006. The increase in spending is largely due to increased exploration at the Mercedes property in Mexico, in the district surrounding El Peñón, the La Pepa project, and the Jeronimo project along with reconnaissance spending at other Chilean locations.

Selling, general, and administrative. Selling, general and administrative expenses were $2.1 million lower in the first nine months of 2007 compared to the same period in 2006. $5.5 million of the decrease is attributable to costs for incentive payments, restricted and share option awards associated with the retirement of the  CEO and costs associated with the hiring of a new CEO in the third quarter of 2006. The above decrease was offset by increased employee headcount, higher salary and related employee costs, and increased spending aimed at achieving the Company’s strategic goals in the 2007 period.

Other expense (income). Other income of $1.3 million for the first nine months of 2007 was $2.1 million higher than other expense of $0.8 million recorded in the comparable period of 2006, due to marked-to-market gains for the first nine months of 2007 related to the zinc forward sales contracts entered into during the fourth quarter of 2006.

Earnings from operations. Due to the factors described above, we reported earnings from operations of $84.1 million in the first nine months of 2007 compared to $68.6 million for the first nine months of 2006.

Gain on sale of assets: Gain on sale of assets of $0.7 million for the first nine months of 2007 quarter was primarily attributable to the sale of equity securities held by the company with no amount from the same period of 2006.

Interest income, net: Interest income, net of interest expense was $2.7 million lower for the first nine months of 2007 than the first nine months of 2006. The decrease was attributable to lower amounts invested in 2007 and $0.7 million of commitment fees and amortization of deferred financing costs of $0.7 million related to the new credit facility.

Other income (expense): See “other income (expense)” for the three month period ended September 30, 2007 compared with the three month period ended September 30, 2006 in Management’s Discussion and Analysis for an explanation of the $30.0 million in non-operating expense incurred by the Company.

Income tax expense. Income tax expense in the first nine months of 2007 was $4.9 million lower than the same period in 2006. Although the Company had lower pre-tax income, its effective tax rate in 2007 was significantly higher than the 2006 period as the result of not obtaining a tax benefit from $30.0 million of other non-operating expenses it incurred in its review, evaluation, and response to the Yamana offer as described in the section above. The above was partially offset by the realization of a one-time tax benefit of $3.5 million in a foreign jurisdiction in the second quarter of 2007.

Net earnings. For the reasons described above, we reported net earnings of $30.5 million in the first nine months of 2007 compared to $42.1 million for the same period in 2006. As described in “Revenue” and “Other income (expense)” above, had the Company shipped zinc from its Minera Florida mine, its finished goods inventory at the El Peñón mine, net of the related cost of this inventory, and had the Company not incurred $30.0 million of defense costs, earnings would have been in line with internal budget estimates due to increased metal production and favorable pricing.

Liquidity

Cash balances, including restricted cash, short-term and long-term investments, increased to $221.1 million as of September 30, 2007 compared to $214.7 million as of December 31, 2006.  The above increase is due to cash flows generated by operations and cash flows generated by a reduction in long term investments offset by capital expenditures and an increase in short term investments. Working capital increased to $176.5 million at September 30, 2007 from $174.5 million at December 31, 2006 for largely the same reasons indicated above, offset by an expected payment of a liability incurred in connection with the acquisition of Minera Florida in a lump sum in the fourth quarter of 2007, which has been classified as a current liability.

Cash to meet the Company’s operating needs, finance capital expenditures and fund exploration activities during the third quarter of 2007 was provided from operations and from existing cash reserves.  Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $11.0 million and $71.9 million in the third quarter and first nine months of 2007, respectively, compared to $11.2 million and $60.7 million, respectively, in the same periods in 2006.

As further described in Note 3 to the interim consolidated financial statements, in May 2007 the Company entered into an agreement for a $300 million revolving credit facility consisting of three separate tranches of $100 million.  As of September 30, 2007, no amounts have been borrowed under the facility. The revolving credit facility’s purpose was to provide an alternate source of liquidity to fund activities outside of Chile. The agreement contains a provision allowing the lender to terminate its commitment to extend credit under the facility upon a change in control (See note 13 to the Interim Consolidated Financial Statements).

Changes in Accounting Policies and Presentation

The Company’s Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.  These Interim Consolidated Financial Statements should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2006.  The accounting policies used in the preparation of these Interim Consolidated Financial Statements are consistent with those used in the Company’s Annual Audited Consolidated Financial Statements, except as described below:

Changes in Significant Accounting Policies

Commencing January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation.  The above standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transitional adjustments that have been recorded as available for sale investments and unrealized foreign currency translation gains on net investments in self sustaining foreign operations in opening accumulated other comprehensive income in shareholders’ equity.  The comparative interim Consolidated Financial Statements have not otherwise been restated.  For a description of the principal changes in accounting for financial instruments and hedges due to the adoption of the accounting standards, see Note 2 to the Interim Consolidated Financial Statements.

Critical Accounting Estimates

The critical accounting estimates remain unchanged from those disclosed in the Company’s 2006 Annual Report.

Other

Certain amounts in the Interim Consolidated Financial Statements for the prior period have been reclassified to conform to the presentation adopted in the current period.

Summary of Quarterly Results

(Unaudited and expressed in millions of US dollars, except per share data)

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$76.9	$84.3	$66.4	$65.0	$62.2	$57.3	$55.5	$49.3
Pre-impairment net earnings (1)	(12.9)	24.5	18.9	6.5	5.7	18.8	17.6	12.3
Net earnings (loss)	(12.9)	24.5	18.9	6.5	5.7	18.8	17.6	(374.3)

Basic earnings per share, pre-impairment (2)	$(0.13)	$0.24	$0.19	$0.06	$0.06	$0.19	$0.18	$0.12
Diluted earnings per share pre-impairment	$(0.13)	$0.24	$0.19	$0.06	$0.06	$0.19	$0.17	$0.12
Basic earnings (loss) per share (2)	$(0.13)	$0.24	$0.19	$0.06	$0.06	$0.19	$0.18	$(3.73)
Diluted earnings (loss) per share	$(0.13)	$0.24	$0.19	$0.06	$0.06	$0.19	$0.17	$(3.73)

(1) Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of 2005
(2) Quarterly amounts may not sum to full year amounts due to rounding

Outstanding Share Data

As of September 30, 2007, 101,305,120 (December 31, 2006 - 101,090,400) common shares were outstanding and options to purchase 774,488 shares of common stock were held by directors and employees with exercise prices ranging between $2.25 and $26.79 per share, of which options to purchase 650,760 shares of common stock were exercisable with expiry dates between November 2007 and February 2016.

Non-GAAP Measures

Meridian Gold has provided measures of “net cash cost per gold ounce”, “total net cost per gold ounce”, “cash cost per gold equivalent ounce”, “total cost per gold equivalent ounce”, and “co-product cost per gold/silver ounce”, which are included in this document.  Net cash cost per gold ounce is determined according to the Gold Institute Standard by dividing net cash costs by gold ounces produced.

The Company believes that in addition to conventional measures prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), stakeholders use non-GAAP measures to evaluate the Company’s performance and its ability to generate cash flow.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, and therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is presented below.

(Unaudited and in millions of US dollars, except for metal production and cash costs per ounce)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
By-Product method of calculating cost per ounce
Cost of sales (Before depreciation, depletion, and amortization)	$31.1	$23.1	$79.4	$52.6
Less reclamation	(0.6)	(0.3)	(1.8)	(0.4)
Net cost of sales (Before depreciation, depletion, and amortization)	$30.5	$22.8	$77.6	$52.2
Silver revenues	(27.2)	(17.3)	(75.7)	(57.1)
Zinc revenues	0.4	(0.5)	(4.7)	(0.5)
Other	1.4	(0.1)	0.9	(1.2)
Total net cash costs	5.2	4.9	(1.9)	(6.6)
Gold production in 000's ounces from active properties	78.3	74.2	229.6	200.2
Total net cash costs per gold ounce	$66	$66	$(7)	$(33)
Total net cash costs	5.2	4.9	(1.9)	(6.6)
Depreciation, depletion and amortization from operations	8.8	8.3	26.0	18.2
Total net cost	$14.0	$13.2	$24.1	$11.6
Gold production in ounces from active properties	78.3	74.2	229.6	200.2
Total net cost per gold ounce	$181	$178	$107	$58

Gold equivalent ounce method of calculating cost per ounce
Gold production in 000's ounces from active properties	78.3	74.2	229.6	200.2
Silver production in 000's ounces from active properties	2,220	1,521	6,100	5,227
Silver Ounce conversion Factor:	52.6	53.1	51.5	53.6
Converted Silver Ounces (ounces / factor)	42.2	28.6	118.4	97.5
Gold Equivalent Ounces (000's)	120.5	102.8	348.0	297.7

Net cost of sales (Before depreciation, depletion, and amortization)	$30.5	$22.8	$77.6	$52.2
Zinc revenues	0.4	(0.5)	(4.7)	(0.5)
Other	1.4	(0.1)	0.9	(1.2)
Total net cash cost	32.3	22.2	73.8	50.5
Total cash cost per gold equivalent ounce	$271	$216	$212	$170

Total net cash cost	$32.3	$22.2	$73.8	$50.5
Depreciation, depletion and amortization from operations	8.8	8.3	26.0	18.2
Total Cost	41.1	30.5	99.8	68.7
Total Cost per gold equivalent ounce	$343	$297	$288	$231

Co-product method of calculating cost per ounce (zinc as by-product)
Gold production in ounces from active properties	78.3	74.2	229.6	200.2
Silver production in ounces from Active Properties	2,220	1,521	6,100	5,227
Revenue from Gold	$50.2	$44.4	$147.3	$117.3
Percentage of Total Revenue	65%	72%	66%	67%
Revenue from Silver	$27.2	$17.3	$75.7	$57.1
Percentage of Total Revenue	35%	28%	34%	33%
Total net cost of Sales (net of zinc)	$32.3	$22.2	$73.8	$50.5
Cost of sales allocated to Gold production	$21.0	$16.0	$48.7	$34.0
Cost of sales allocated to Silver production	$11.4	$6.2	$25.1	$16.5
Co-product cash cost of Gold ounce	$268	$215	$213	$171
Co-product cash cost of silver ounce	$5	$4	$4	$3

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as “anticipate”, “estimate”, “believe”, “expect”, “predict”, “plan”, “should”, “may”, “could” and other similar expressions are intended to identify forward-looking statements.  Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, dependence on key management personnel, and completion of the Yamana tender offer.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information.

The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

Meridian GoldInc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	September 30,	December 31,
	2007	2006

Assets
Current assets
Cash and cash equivalents	$99.8	$92.8
Short-term investments	94.7	84.0
Restricted cash	13.8	13.8
Trade and other receivables	9.0	6.2
Inventory	10.0	7.0
Future income taxes - current	0.5	0.5
Other current assets	20.4	15.7
Total current assets	248.2	220.0
Mineral property, plant and equipment, net	320.3	276.1
Other long-term assets	23.0	31.8
Total assets	$591.5	$527.9

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable, trade and other	$46.0	$20.1
Other current liabilities	25.7	25.4
Total current liabilities	71.7	45.5
Future income taxes	23.6	17.6
Other long-term liabilities	101.2	103.4
Total liabilities	196.5	166.5
Non-controlling interest	15.3	15.3
Shareholders' equity(note6)	379.7	346.1
Total liabilities and shareholders' equity	$591.5	$527.9

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenue	$76.9	$62.2	$227.6	$175.0

Costs and expenses
Cost of sales before depreciation, depletion and amortization	31.1	23.1	79.4	52.6
Depreciation, depletion and amortization	8.8	8.5	25.9	18.5
Exploration	9.7	6.2	25.1	18.0
Selling, general and administrative	5.3	10.1	14.4	16.5
Other expense (income)	0.2	0.4	(1.3)	0.8
	55.1	48.3	143.5	106.4

Earnings from operations	21.8	13.9	84.1	68.6

Interest income, net	1.6	2.6	6.5	9.2
Gain on sale of assets	0.1	-	0.7	-
Other income (expense)	(30.0)	-	(30.0)	-
Earnings before taxes	(6.5)	16.5	61.3	77.8

Income tax expense	(6.4)	(10.8)	(30.8)	(35.7)

Net earnings (loss)	$(12.9)	$5.7	$30.5	$42.1

Earnings per share
Basic	$(0.13)	$0.06	$0.30	$0.42
Diluted	$(0.13)	$0.06	$0.30	$0.42

Weighted average shares outstanding (in millions)
Basic	101.4	100.9	101.2	100.7
Diluted	101.4	101.3	101.6	101.2

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings (Deficit)
(Unaudited and expressed in millions of US dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Balance at beginning of period	$(74.4)	$(130.0)	$(117.8)	$(166.4)
Net earnings (loss)	(12.9)	5.7	30.5	42.1
Balance at end of period	$(87.3)	$(124.3)	$(87.3)	$(124.3)

Meridian Gold Inc.
Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited and expressed in millions of US dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Net earnings (loss)	$(12.9)	$5.7	$30.5	$42.1
Other comprehensive income
Unrealized gain on translating financial statements of self-sustaining foreign operations	-	-	0.1	-
Change in unrealized gain on available for sale securities	0.1	-	0.3	-
Adjustment for gains and losses included in net income	-	-	(0.5)	-
Total other comprehensive income, net of taxes	0.1	0.0	(0.1)	0.0
Comprehensive income (loss)	$(12.8)	$5.7	$30.4	$42.1

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of USdollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30,

	2007	2006	2007	2006
Cash flow from (used in) operating activities
Net earnings (loss)	$(12.9)	$5.7	$30.5	$42.1
Non-cash items:
Provision for depreciation, depletion and amortization	8.8	8.5	25.9	18.5
Accretion of asset retirement obligations	0.6	0.4	1.8	1.0
Stock-based compensation	0.7	2.8	2.1	4.4
Gain on sale of assets, net	(0.1)	-	(0.7)	-
Future income taxes	3.5	2.4	8.4	14.4
Changes in non-cash working capital and other accounts:
Trade and other receivables	0.7	5.9	(2.8)	(1.1)
Inventory	(1.4)	0.4	(2.9)	0.1
Other current assets	(3.0)	(5.1)	(2.3)	(5.3)
Other assets	0.5	(0.6)	1.9	(0.8)
Accounts payable, trade and other	26.1	(0.2)	25.9	(3.3)
Accrued and other liabilities	(4.0)	(4.8)	(3.4)	(3.5)
Other long-term liabilities	(3.8)	(0.3)	(6.4)	-
Reclamation expenditures	(4.7)	(1.2)	(6.1)	(3.1)
Pension contributions	-	(2.7)	-	(2.7)
	11.0	11.2	71.9	60.7

Cash flow from (used in) investing activities
Capital expenditures	(30.9)	(11.3)	(61.4)	(22.8)
Proceeds from sale of assets	0.1	-	0.7	-
Acquisitions (net of cash received of $0.7)	-	(118.9)	-	(118.9)
Short-term investments	(27.2)	78.6	(10.7)	137.3
Long-term investments	7.4	(2.5)	11.2	(28.8)
	(50.6)	(54.1)	(60.2)	(33.2)

Cash flow from (used in) financing activities
Loan fees	(0.2)	-	(4.7)	-
Leasing arrangements	(0.1)	-	(0.5)	-
Repayment of loans	-	(1.8)	-	(1.8)
Proceeds from issuance of share capital	0.2	1.6	0.5	6.7
	(0.1)	(0.2)	(4.7)	4.9

Increase (decrease) in cash and cash equivalents	(39.7)	(43.1)	7.0	32.4
Cash and cash equivalents, beginning of period	139.5	133.8	92.8	58.3
Cash and cash equivalents, end of period	$99.8	$90.7	$99.8	$90.7
Cash and cash equivalents	$99.8	$90.7	$99.8	$90.7
Short-term investments	94.7	72.0	94.7	72.0
Cash and short-term investments	$194.5	$162.7	$194.5	$162.7
Cash paid for income taxes	$8.6	$15.2	$29.0	$27.9
Cash paid for interest	$0.2	$-	$0.2	$-

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three and nine months ended September 30, 2007
(In US dollars)

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”).  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006.  The preparation of these financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2.

2.	Changes in Accounting Policies and Presentation

Accounting changes

(a)
The Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 “Comprehensive Income” (“Section 1530”) on January 1, 2007. Comprehensive income is composed of the Company’s net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  The components of comprehensive income are disclosed in the Interim Consolidated Statement of Comprehensive Income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is part of shareholders’ equity. The effect of adopting Section 1530 resulted in $54.0 million previously reported as a cumulative translation adjustment within Shareholder’s equity forming part of Accumulated other comprehensive income as of January 1, 2007 (Note 8).

(b)
On January 1, 2007, the Company adopted CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement (“Section 3855’”) and CICA Handbook Section 3861 “Financial Instruments - Disclosure and Presentation (“Section 3861”). Section 3855 was adopted without restatement of previous period financial statements. Section 3855 requires all financial instruments be classified as one of the following: held for trading, held to maturity, loans and receivables, and available for sale. Financial instruments held for trading are measured at fair value with gains and losses recognized in net income. Financial instruments held to maturity and loans and receivables are measured at amortized cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Any financial instrument can be irrevocably designated as held for trading upon initial recognition. The result of adopting Section 3855 was an increase in carrying value of available for sale marketable securities of $0.5 million on January 1, 2007, which is included in Accumulated other comprehensive income.

(c)	The Company adopted CICA Handbook Section 3865 “Hedges” (“Section 3865”) on January 1, 2007. This standard specifies the criteria under which hedge accounting is to be applied for fair value hedges, cash flow hedges, and hedges of net investment in a self-sustaining foreign operation. In hedge accounting, the carrying value of a hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income, when it is appropriate to do so. The change in fair value of the hedged item, to the extent the underlying hedging relationship is effective, is offset by changes in fair value of the derivative. The effective portion of the change in the fair value of the hedging derivative will be recognized in “other comprehensive income”. The ineffective portion will be recognized in net income. The amounts recognized in “other comprehensive income” will be reclassified to net income in the periods in which net income is affected by variability of the hedged item. The adoption of Section 3865 had no effect on the consolidated financial statements of the Company as it had no hedging relationships as of January 2007.

3.	Revolving Credit Facility

In May 2007 a subsidiary of the Company entered into an agreement for a $300 million revolving credit facility, which is scheduled to be available until May 2012 subject to certain reductions described below. Borrowings under the credit facility are available in three separate $100 million tranches subject to satisfaction of conditions precedent for each tranche. The first two tranches may be used for general corporate purposes, including acquisitions, with reductions in availability to $175 million in November 2010 and to $150 million in November 2011. The third tranche is available only for acquisitions.

The credit facility is guaranteed by the Company and certain foreign subsidiaries, which own the El Peñón and Minera Florida mine properties and conduct mining operations. Additionally, the Company’s interests in the El Peñón and Minera Florida mine properties have been pledged as collateral for the credit facility. The credit facility requires the Company to maintain certain financial covenants as defined in the agreement. Additionally, the agreement includes certain negative covenants, which limit or restrict the Company’s ability to incur additional debt, grant additional liens, alter the Company’s business, make investments, loans, advances, or guarantees, engage in business acquisitions or business combinations, and sell assets. The Company is in compliance with all of these covenants as of September 30, 2007. The agreement contains a provision allowing the lender to terminate its commitment to extend credit under the facility upon a change in control (See note 13).

Interest rates on borrowings are based upon the dollar LIBOR rate for an interest period selected by the Company and the Company is required to pay a commitment fee on the unused facility at an initial annual rate of 0.375%. Interest rates and the commitment fees are subject to adjustment based upon a leverage ratio as defined in the agreement.

Interest expense in the third quarter and first nine months of 2007 was $0.5 million and $0.7 million, respectively, including commitment fees and amortization of deferred financing costs. At September 30, 2007, no amounts had been borrowed under the credit facility.

4.	Reclamation Liability

Changes in the Company’s reclamation liability for the three and nine month periods ended September 30, 2007 and 2006 are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions of US dollars)	2007	2006	2007	2006
Balance, beginning of period	$36.0	$24.0	$36.0	$25.3
Addition (Rossi/Storm)	-	-	0.2	-
Addition (Minera Florida)	-	12.1	-	12.1
Accretion	0.6	0.4	1.8	1.0
Expenditures	(4.7)	(1.0)	(6.1)	(2.9)
Balance, end of period	$31.9	$35.5	$31.9	$35.5

5.	Employee future benefits

The total net defined benefit expense of the Company’s pension plan was $0.1 million and $0.3 million for the three and nine month periods ended September 30, 2007, respectively (2006 - $0.2 million and $0.4 million).

6.	Consolidated Shareholders’ Equity

(in millions of US dollars)
	September 30,	December 31,
	2007	2006
Share capital	$404.3	$402.0
Additional paid in capital	8.3	7.9
Retained earnings (deficit)	(87.3)	(117.8)
Accumulated other comprehensive income	54.4	54.0
Total shareholder's equity	$379.7	$346.1

7.	Share Capital

(a)  As at September 30, 2007, 101,305,120 (December 31, 2006 - 101,090,400) common shares were outstanding and stock options to purchase 774,488 (December 31, 2006 - 827,497) shares held by directors and employees were outstanding with exercise prices ranging between $2.25 and $26.79 per share, of which options to purchase 701,943 (December 31, 2006 - 609,870) shares were exercisable with expiry dates up to February 2016.

 (b)  Stock options and restricted shares

No stock options were granted during the nine months ended September 30, 2007 compared to 17,500 for the nine month period ending September 30, 2006. 36,394 and 720,158 stock options were exercised during the nine months ended September 30, 2007 and September 30, 2006, respectively with weighted average exercise price of $14.76 and $9.36 per share respectively. There were 195,290 and 144,804 restricted shares granted during the nine months ended September 30, 2007 and September 30, 2006, respectively, that had a grant date average fair values of $28.04 and $24.49 per share, respectively.

8.	Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes the after-tax change in unrealized gains and losses on available-for-sale securities and unrealized foreign currency translation adjustments on net investments in self-sustaining foreign operations. Changes in accumulated other comprehensive income for the nine months ended September 30, 2007 and September 30, 2006 are illustrated in the following table:

(in millions of US dollars)
	2007	2006
Balance January 1	$54.0	$54.1
Transition adjustment on adoption of Financial Instruments standard (Note 2(b))	0.5	-
Net Other Comprehensive Income six months ending September 30	(0.1)	-
Balance September 30	$54.4	$54.1

9.	Acquisitions

During 2006, the Company acquired 100% of Minera Florida S.A. (“Minera Florida”) for $100.0 million cash.  The Company acquired control of Minera Florida effective as of July 1, 2006 and has accordingly determined this to be the date of acquisition.  The transaction was completed on July 31, 2006 at which time the Company made a payment of $100.0 million from available cash reserves.  The earnings of Minera Florida are included in the statement of operations commencing July 1, 2006.  Imputed interest from July 1 to July 31 of $0.4 million offsets the cash payment for a net purchase price $99.6 million.  Minera Florida owns a producing gold mine in Alhue, Chile.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, after the adjustments made in the six months ended June 30, 2007. During the six month period ended June 30, 2007, the Company finalized the purchase price allocation for Minera Florida, with adjustments from that presented at December 31, 2006 being an increase to mineral property, plant and equipment of $8.3 million with the corresponding increase to long-term liabilities of $2.3 million and long-term future income taxes of $6.0 million, as shown in the following table.

Minera Florida
	December 31,
	2006	Adjustments	June 30, 2007

Current assets	$4.4		$4.4
Mineral property, plant and equipment	132.5	8.3	140.8
Other long-term assets	5.5		5.5
Total assets acquired	142.4	8.3	150.7
Current liabilities	(10.5)		(10.5)
Long-term liabilities	(32.3)	(8.3)	(40.6)
Total liabilities assumed	(42.8)	(8.3)	(51.1)
Net assets acquired	$99.6	$-	$99.6

10.	Segments

El Peñón and Minera Florida are reportable segments.  Segment information for the three and nine month periods ended September 30, 2007 and September 30, 2006 are presented in the following tables:

(in millions of US dollars)
	Three months ended September 30, 2007				Three months ended September 30, 2006
		Minera				Minera
	El Peñon	Florida	All Other	Total	El Peñon	Florida	All Other	Total
Revenues	$64.5	$9.9	$2.5	$76.9	$49.1	$13.5	$(0.4)	$62.2
Income before taxes	34.9	(0.4)	(41.0)	(6.5)	26.9	2.9	(13.3)	16.5
Expenditures for capital assets	8.2	7.0	15.7	30.9	9.1	2.0	0.2	11.3

	Nine months ended September 30, 2007				Nine months ended September 30, 2006
		Minera				Minera
	El Peñon	Florida	All Other	Total	El Peñon	Florida	All Other	Total
Revenues	$186.1	$38.6	$2.9	$227.6	$161.6	$13.5	$(0.1)	$175.0
Income before taxes	110.3	7.9	(56.9)	61.3	100.1	2.9	(25.2)	77.8
Expenditures for capital assets	27.8	13.7	19.9	61.4	19.4	2.0	1.4	22.8

11.	Legal claims

The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business.  Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

12.	Other

Certain amounts in the interim consolidated financial statements of the prior period have been reclassified to conform to presentation adopted in the current period.

13.	Support Agreement with Yamana Gold Inc.

On September 24, 2007, the Company and Yamana Gold Inc. (Yamana) announced they had entered into a support agreement pursuant to which Yamana agreed to revise its offer to purchase all of the outstanding shares of the Company and the Company’s Board of Directors agreed to unanimously recommend that its shareholders accept Yamana’s revised offer.

Under the support agreement and Yamana’s revised offer, the Company’s shareholders will receive C$ 7.00 in cash plus 2.235 Yamana common shares for each share of the Company’s shares tendered and taken up and paid for by Yamana. Completion of the offer is subject to certain conditions including that 50.1 percent of the issued and outstanding shares of the Company on a fully diluted basis are tendered to the offer and taken up by the offer. On October 14, 2007, Yamana announced approximately 78% of the Company’s shareholders tendered their shares to the Yamana offer. Yamana has extended its tender offer to November 2, 2007 to acquire the remaining shares of the Company.

The Company has entered into several agreements that either have change in control provisions or are conditional upon successful completion of the Yamana offer and will result in either recognition of incremental expenses or write off of deferred costs on the closing date. An estimate of these costs is presented in the following table:

(in millions of US Dollars)

Defense costs	9.0
Change in control costs	48.2
57.2

None of the above costs have been accrued or reflected in the financial statements as of or for the period ending September 30, 2007.